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                              September 22, 2021

       Kevin J. Mitchell
       Chief Financial Officer
       Phillips 66
       2331 CityWest Boulevard
       Houston, TX 77042

                                                        Re: Phillips 66
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-35349

       Dear Mr. Mitchell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. If material, please discuss with greater specificity the indirect consequences of climate-
                                                        related regulation or
business trends such as the increased demand for goods that result in lower emissions or are
related to alternative energy sources and strategic opportunities that may arise for your
company as a result of climate change.
   3. Quantify any material weather-related damages to your property or operations.
   4. If material, disclose any weather-related impacts on the cost or availability of insurance.
   5.                                                   Disclose with
specificity the material effects of transition risks related to climate change that may affect your
business, financial condition, and results of operations, such as market trends that may
alter business opportunities, credit risks, or technological changes.
 Kevin J. Mitchell
Phillips 66
September 22, 2021
Page 2
6. Disclose any material litigation risks related to climate change and the potential impact to the company.
7. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameKevin J. Mitchell                            Sincerely,
Comapany NamePhillips 66
                                                               Division of
Corporation Finance
September 22, 2021 Page 2                                      Office of Energy
& Transportation
FirstName LastName